Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the fourth quarter of 2011 and the year ended December 31, 2011, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter of 2011 and the year ended December 31, 2011.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K, the unaudited interim consolidated financial statements and related notes for the third quarter of 2011 and nine months ended September 30, 2011, contained in TOTAL’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2011, and with the information, including the audited financial statements and related notes, for the year ended December 31, 2010, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 28, 2011.

•	Key figures and consolidated accounts of TOTAL*

4Q11	3Q11	4Q10	4Q11 vs 4Q10	in millions of euros except earnings per share and number of shares	2011	2010	2011 vs 2010
47,492	46,163	40,157	+18%	Sales	184,693	159,269	+16%
				Adjusted net operating income from business segments
2,776	2,323	2,300	+21%	• Upstream	10,405	8,597	+21%
222	388	266	-17%	• Downstream	1,083	1,168	-7%
51	239	170	-70%	• Chemicals	775	857	-10%

1.01	1.47	0.90	+12%	Fully-diluted earnings per share (euros)	5.44	4.71	+15%

2,264	2,261	2,248	+1%	Fully-diluted weighted-average shares (millions)	2,257	2,244	+1%

2,290	3,314	2,030	+13%	Net income (Group share)	12,276	10,571	+16%

7,367	3,921	5,026	+47%	Investments**	24,541	16,273	+51%

1,495	5,082	1,344	+11%	Divestments	8,578	4,316	+99%

5,872	(1,161)	3,682	+59%	Net investments	15,963	11,957	+34%

2,794	5,964	3,387	-18%	Cash flow from operating activities	19,536	18,493	+6%

*	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and excluding the impact of changes for fair value from January 1, 2011, and, through June 30, 2010, excluding TOTAL’s equity share of adjustments related to Sanofi. See “Analysis of business segment results” below for further details.
**	Including acquisitions.

•	Fourth quarter 2011 results

> Sales

In the fourth quarter 2011, the Brent price averaged 109.3 $/b, an increase of 26% compared to the fourth quarter 2010 and a decrease of 4% compared to the third quarter 2011. The European refining margin indicator (ERMI) averaged 15.1 $/t compared to 32.3 $/t in the fourth quarter 2010 and 13.4 $/t in the third quarter 2011.

The euro-dollar exchange rate averaged 1.35 $/€ in the fourth quarter 2011 compared to 1.36 $/€ in the fourth quarter 2010 and 1.41 $/€ in the third quarter 2011.

In this environment, sales were €47,492 million in the fourth quarter 2011, an increase of 18% compared to €40,157 million in the fourth quarter 2010.

> Net income

Net income (Group share) in the fourth quarter 2011 increased by 13% to €2,290 million from €2,030 million in the fourth quarter 2010, mainly due to the impact of the increase in hydrocarbon prices on the Upstream segment’s results. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a positive impact on net income

(Group share) of €49 million in the fourth quarter 2011 and a positive impact of €283 million in the fourth quarter 2010, in each case essentially due to the increase in oil prices. As from January 1, 2011, the Group accounts for changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”). The changes in fair value had a positive impact on net income (Group share) of €20 million in the fourth quarter 2011. Special items had a negative impact on net income (Group share) of €504 million in the fourth quarter 2011, comprised essentially of impairments on European refining and renewable energy assets, partially offset by the gain on the sale of the Gassled pipeline in Norway. Special items had a negative impact on net income (Group share) of €809 million in the fourth quarter 2010, comprised essentially of impairments on European refining assets, partially offset by gains on asset sales.

Fully-diluted earnings per share, based on 2,264 million fully-diluted weighted-average shares, was €1.01 in the fourth quarter 2011 compared to €0.90 in the fourth quarter 2010, an increase of 12%.

> Investments — divestments(1)

Investments, excluding acquisitions of €1,858 million and including the change in non-current loans of €244 million, were €5.2 billion in the fourth quarter 2011 compared to €3.5 billion in the fourth quarter 2010.

Acquisitions were €1,858 million in the fourth quarter 2011, comprised essentially of an additional 2% interest in the share capital of Novatek, a 20% stake in Yamal LNG in Russia, a joint venture (“JV”) interest in a shale gas and condensate field in the Utica basin and the pre-payment of a carry commitment in the Barnett shale JV in the United States. Acquisitions were €970 million in the fourth quarter 2010.

Asset sales in the fourth quarter 2011 were €1,211 million, comprised essentially of UK Marketing assets, interests in two non-operated blocks in Nigeria and shares of Sanofi, compared to €742 million in the fourth quarter 2010.

Net investments(2) were €5.9 billion in the fourth quarter 2011 compared to €3.7 billion in the fourth quarter 2010.

> Cash flow

Cash flow from operating activities was €2,794 million in the fourth quarter 2011 compared to €3,387 million in the fourth quarter 2010, a decrease of 18% essentially due to changes in working capital. Cash flow from operating activities was affected by the impact of changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow(3) was negative €3,078 million in the fourth quarter 2011 compared to negative €295 million in the fourth quarter 2010, reflecting mainly a higher level of net investments.

•	Results for the full year 2011

> Sales

Compared to the full year 2010, the 2011 oil market environment was marked by a 40% increase in the average Brent price to 111.3 $/b and a 27% increase in the average realized price of gas to 6.53 $/Mbtu. The ERMI fell to 17.4 $/t in 2011 from 27.4 $/t in 2010.

The euro-dollar exchange rate was 1.39 $/€ compared to 1.33 $/€ on average in 2010.

In this environment, sales in 2011 were €184,693 million, an increase of 16% compared to €159,269 million for 2010.

[1]	Detail shown on page 12 of this exhibit.
[2]	Net investments = investments including acquisitions and changes in non-current loans – asset sales.
[3]	Net cash flow = cash flow from operations—net investments.

> Net income

Net income (Group share) in 2011 increased by 16% to €12,276 million from €10,571 million in 2010, mainly due to the impact of the increase in hydrocarbon prices on the Upstream segment’s results. The after-tax inventory effect had a positive impact on net income (Group share) of €834 million in 2011 and a positive impact of €748 million in 2010, in each case essentially due to the increase in oil prices. Changes in fair value had a positive impact on net income (Group share) of €32 million in 2011. Special items had a negative impact on net income (Group share) of €14 million in 2011, comprised mainly of €1,014 million of impairments and €1,538 million of gains on asset sales. Special items had a negative impact on net income (Group share) of €384 million in 2010, comprised essentially of asset impairments that had a negative impact of €1,224 million and gains on asset sales that had a positive impact of €1,046 million. In 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income (Group share) of €81 million.

As of December 31, 2011, there were 2,263.8 million fully-diluted shares compared to 2,249.3 million on December 31, 2010.

Fully-diluted earnings per share, based on 2,257 million weighted-average shares, was €5.44 in 2011 compared to €4.71 in 2010, an increase of 15%.

> Investments — divestments(4)

Investments, excluding acquisitions of €8.8 billion and including the change in non-current loans of €339 million, were €14.8 billion in 2011 compared to €11.9 billion in 2010.

Acquisitions were €8.8 billion in 2011, comprised essentially of 14% of the share capital of Novatek in Russia, interests in the Fort Hills and Voyageur projects in Canada, assets in the Utica basin and 60% of SunPower. Acquisitions were €3.5 billion in 2010.

Asset sales in 2011 were €7.7 billion, comprised essentially of the Group’s interests in CEPSA and its E&P Cameroon subsidiary, Sanofi shares, interests in the Joslyn project in Canada and in the Ocensa pipeline in Colombia, UK Marketing assets and part of the Specialty Chemicals resins activities. Asset sales in 2010 were €3.5 billion.

Net investments were €16.0 billion in 2011, an increase of 34% compared to €12.0 billion in 2010.

> Cash flow

Cash flow from operating activities in 2011 was €19,536 million, an increase of 6% compared to 2010, essentially due to the increase in net income that was partially offset by changes in working capital. Cash flow from operating activities was affected by the impact of changes in oil and oil products prices on the Group’s working capital requirement. As IFRS rules account for inventories of petroleum products according to the FIFO method, an increase in oil and oil products prices at the end of the relevant period compared to the beginning of the same period generates, all other factors remaining equal, an increase in inventories and accounts receivable net of an increase in accounts payable, resulting in an increase in working capital requirements. Similarly, a decrease in oil and oil products prices generates a decrease in working capital requirements.

The Group’s net cash flow in 2011 was €3,573 million compared to €6,536 million in 2010, reflecting mainly a higher level of net investments.

The net-debt-to-equity ratio was 23.0% on December 31, 2011, compared to 15.2% on September 30, 2011 and 22.2% on December 31, 2010.(5)

•	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

[4]	Detail shown on page 12 of this exhibit.
[5]	Detail shown on page 12 of this exhibit.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Until June 30, 2010, the Group also adjusted for its equity share of adjustment items related to Sanofi. As of July 1, 2010, Sanofi is no longer accounted for as an equity affiliate (but is instead treated as a financial asset available for sale in the line “Other investments” of the balance sheet).

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1, 2011. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 23-29 of this exhibit.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

Upstream

> Environment — liquids and gas price realizations*

4Q11	3Q11	4Q10	4Q11 vs 4Q10		2011	2010	2011 vs 2010
109.3	113.4	86.5	+26%	Brent ($/b)	111.3	79.5	+40%

104.3	106.8	83.7	+25%	Average liquids price ($/b)	105.0	76.3	+38%
6.79	6.56	5.62	+21%	Average gas price ($/Mbtu)	6.53	5.15	+27%

75.9	75.3	61.9	+23%	Average hydrocarbons price ($/boe)	74.9	56.7	+32%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

4Q11	3Q11	4Q10	4Q11 vs 4Q10	Hydrocarbon production	2011	2010	2011 vs 2010
2,384	2,319	2,387	—	Combined production (kboe/d)	2,346	2,378	-1%

1,237	1,176	1,337	-7%	• Liquids (kb/d)	1,226	1,340	-9%
6,201	6,228	5,692	+9%	• Gas (Mcf/d)	6,098	5,648	+8%

Hydrocarbon production was 2,384 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2011, stable compared to the same quarter last year, essentially as a result of:

•	-1% for normal decline, net of production ramp-ups on new projects, including the initial contribution of Pazflor in Angola;

•	+4% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA;

•	+0.5% for the end of OPEC reductions;

•	-1.5% for security conditions, mainly in Libya; and

•	-2% for the price effect(6).

For the full year 2011, hydrocarbon production was 2,346 kboe/d, a decrease of 1.3% compared to 2010, essentially as a result of:

•	-1.5% for normal decline, net of production ramp-ups on new projects;

•	+2.5% for changes in the portfolio, integrating the net share of Novatek production and impact of the sale of interests in CEPSA;

•	+1% for the end of OPEC reductions;

•	-1.5% for security conditions, mainly in Libya; and

•	-2% for the price effect.

> Reserves

Year-end reserves	2011	2010	%
Hydrocarbon reserves (Mboe)	11,423	10,695	+7%

• Liquids (Mb)	5,784	5,987	-3%
• Gas (Bcf)	30,717	25,788	+19%

Proved reserves based on SEC rules (based on Brent at 110.96 $/b) were 11,423 Mboe at December 31, 2011. Based on the 2011 average rate of production, the reserve life is thirteen years.

> Results

4Q11	3Q11	4Q10	4Q11 vs 4Q10	in millions of euros	2011	2010	2011 vs 2010
6,716	5,272	5,002	+34%	Non-Group sales	23,298	18,527	+26%

6,085	5,119	4,507	+35%	Operating income	22,444	17,450	+29%

(30)	89	188	n/a	Adjustments affecting operating income	30	203	-85%

6,055	5,208	4,695	+29%	Adjusted operating income*	22,474	17,653	+27%

2,776	2,323	2,300	+21%	Adjusted net operating income*	10,405	8,597	+21%
476	433	313	+52%	• includes income from equity affiliates	1,649	1,254	+31%

6,300	3,289	3,942	+60%	Investments	21,689	13,208	+64%

447	953	771	-42%	Divestments	2,656	2,067	+28%

3,648	3,158	3,908	-7%	Cash flow from operating activities	17,054	15,573	+10%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,776 million in the fourth quarter 2011 compared to €2,300 million in the fourth quarter 2010, an increase of 21%, reflecting essentially the impact of higher hydrocarbon prices. Effective fourth quarter 2011, any hydrocarbon production overlifting/underlifting position is valued at market prices (positive contribution of €103 million at December 31, 2011).

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on Upstream adjusted net operating income of €136 million in the fourth quarter 2011 and a negative impact of €97 million in the fourth quarter 2010.

The effective tax rate for the Upstream segment in the fourth quarter 2011 was 60.4% compared to 58.9% in the fourth quarter 2010.

For the full year 2011, adjusted net operating income from the Upstream segment was €10,405 million compared to €8,597 million in 2010, an increase of 21%, essentially due to the impact of higher hydrocarbon prices.

[6]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

Technical costs for consolidated subsidiaries, in accordance with ASC 932(7), were 18.9 $/boe in 2011 compared to 16.6 $/boe in 2010.

The return on average capital employed (ROACE(8)) for the Upstream segment was 20% for the full year 2011 compared to 21% for the full year 2010.

Downstream

> Refinery throughput and utilization rates*

4Q11	3Q11	4Q10	4Q11 vs 4Q10		2011	2010	2011 vs 2010
1,674	1,922	1,832	-9%	Total refinery throughput (kb/d)	1,863	2,009	-7%

742	752	550	+35%	• France	732	697	+5%
714	904	1,039	-31%	• Rest of Europe	885	1,059	-16%
218	266	243	-10%	• Rest of world	246	253	-3%

				Utilization rates**
77%	83%	66%		• Based on crude only	78%	73%
79%	88%	71%		• Based on crude and other feedstock	83%	77%

*	Includes share of CEPSA through July 31, 2011, and, starting October 2010, of TotalErg.
**	Based on distillation capacity at the beginning of the year, excluding share of CEPSA effective August 1, 2011 (3Q11 utilization rates presented herein have been adjusted accordingly).

In the fourth quarter 2011, refinery throughput decreased by 9% compared to the fourth quarter 2010. The decrease was essentially the result of the sale of the Group’s interest in CEPSA, partially offset by a comparative increase in fourth quarter throughput in France due to the impact of strikes in 2010.

For the full year 2011, refinery throughput decreased by 7% compared 2010, essentially due to the sale of the Group’s interest in CEPSA and a higher level of major turnarounds than in 2010.

> Results

4Q11	3Q11	4Q10	4Q11 vs 4Q10	in millions of euros (except the ERMI refining margin indicator)	2011	2010	2011 vs 2010
15.1	13.4	32.3	-53%	European refining margin indicator — ERMI ($/t)	17.4	27.4	-36%

36,367	36,220	30,940	+18%	Non-Group sales	141,907	123,245	+15%

(52)	141	(509)	n/a	Operating income	1,694	982	+73%

294	341	783	-62%	Adjustments affecting operating income	(456)	269	n/a

242	482	274	-12%	Adjusted operating income*	1,238	1,251	-1%

222	388	266	-17%	Adjusted net operating income*	1,083	1,168	-7%
(15)	(2)	61	n/a	• includes income from equity affiliates	30	179	-83%

704	440	757	-7%	Investments	1,870	2,343	-20%

493	2,691	433	+14%	Divestments	3,235	499	x6

(775)	1,775	(955)	n/a	Cash flow from operating activities	2,165	1,441	+50%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

The European refinery margin indicator (ERMI) averaged 15.1 $/t in the fourth quarter 2011, about half of the 32.3 $/t average in the fourth quarter 2010. For the full year 2011, the ERMI was 17.4$/t, a decrease of 36% compared to 2010.

Adjusted net operating income from the Downstream segment was €222 million in the fourth quarter 2011 compared to €266 million in the fourth quarter 2010, reflecting the weaker environment for refining.

[7]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.
[8]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

The persistence of an unfavorable economic environment for refining, affecting Europe in particular, led the Group to recognize an impairment in the Downstream on European refining assets, in the fourth quarter 2011 in the amount of €532 million in operating income and €348 million in net operating income. These elements have been treated as adjustment items.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of €140 million in the fourth quarter 2011 and a negative impact of €197 million in the fourth quarter 2010. The exclusion of special items had a positive impact on Downstream adjusted net operating income of €336 million in the fourth quarter 2011, reflecting mainly impairments on European refining assets, and a positive impact of €847 million in the fourth quarter 2010, reflecting mainly impairments on European refining assets.

For the full year 2011, adjusted net operating income for the Downstream segment was €1,083 million, a decrease of 7% compared to €1,168 million in 2010. The decrease is essentially due to the negative impact of the deterioration in refining margins in 2011 while marketing performed nearly at the 2010 level.

The ROACE for the Downstream segment was 7% in 2011 compared to 8% in 2010.

Chemicals

4Q11	3Q11	4Q10	4Q11 vs 4Q10	in millions of euros	2011	2010	2011 vs 2010
4,412	4,669	4,218	+5%	Non-Group sales	19,477	17,490	+11%
2,841	3,096	2,579	+10%	• Base chemicals	12,656	10,653	+19%
1,570	1,572	1,639	-4%	• Specialties	6,819	6,824	—

(166)	169	196	n/a	Operating income	658	964	-32%

132	22	(63)	n/a	Adjustments affecting operating income	39	(71)	n/a

(34)	191	133	n/a	Adjusted operating income*	697	893	-22%

51	239	170	-70%	Adjusted net operating income*	775	857	-10%
(15)	137	67	n/a	• Base chemicals	373	393	-5%
78	109	109	-28%	• Specialties	426	475	-10%

299	168	292	+2%	Investments	847	641	+32%

44	1,094	23	+91%	Divestments	1,164	347	x3

159	359	332	-52%	Cash flow from operating activities	512	934	-45%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

In the fourth quarter 2011, the environment for petrochemicals deteriorated significantly due to a decrease in product demand.

Sales, excluding intra-Group sales, for the Chemicals segment were €4,412 million in the fourth quarter 2011, an increase of 5% compared to the fourth quarter 2010.

The adjusted net operating income for the Chemicals segment was €51 million in the fourth quarter 2011 compared to €170 million in the fourth quarter 2010, reflecting in particular the impact of lower petrochemical margins in Europe and the United States as well as the sale of part of the resins activities and the Group’s interest in CEPSA in the third quarter 2011.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Chemicals segment’s adjusted net operating income of €78 million in the fourth quarter 2011 and a negative impact of €93 million in the fourth quarter 2010. The exclusion of special items had a positive impact on the Chemicals segment’s adjusted net operating income of €26 million in the fourth quarter 2011 and a positive impact of €65 million in the fourth quarter 2010.

For the full year 2011, Chemicals segment sales, excluding intra-Group sales, were €19,477 million, an increase of 11% compared to €17,490 million in 2010.

The adjusted net operating income for the Chemicals segment was €775 million compared to €857 million in 2010. The decrease reflects essentially the impact of the sale of the Group’s interest in CEPSA and part of the resins activities. Globally, for the full year 2011, Petrochemicals benefited from ramp-ups in its activities in Qatar and South Korea, but suffered from deteriorating margins in the second half of the year in Europe and in the United States. Specialty chemicals, excluding the effect of changes in the portfolio, maintained results at a level close to the 2010 level.

The ROACE for the Chemicals segment was 10% in 2011 compared to 12% in 2010.

•	Total S.A., parent company accounts and proposed dividend

Net income for Total S.A., the parent company, was €9,766 million in 2011 compared to €5,840 million in 2010. After closing the accounts, the Board of Directors decided to propose at the May 11, 2012, Annual Shareholders Meeting a dividend of €2.28 per share for 2011, stable compared to the previous year.

Taking into account the three 2011 interim dividends, the remaining €0.57 per share would be paid on June 21, 2012(9).

•	Summary and outlook

The 2012 net investment budget is $20 billion (approximately €14.3 billion). TOTAL intends to continue to actively manage its asset portfolio with, in particular, a program of non-strategic asset sales. The 2012 budget for organic investments is $24 billion (approximately €17.1 billion), of which more than 80% will be dedicated to the Upstream segment.

In the Upstream segment, TOTAL expects in 2012 to implement its strategy to accelerate production growth and increase the profitability of its asset portfolio. The ramp-up of Pazflor in Angola and the start-up of several major projects, including Usan in Nigeria, Angola LNG, and Bongkot South in Thailand, will contribute to expected production growth in 2012 and to achieving the objective of growing production by 2.5% per year on average between 2010 and 2015. After launching Ichthys in Australia, announced at the start of this year, the Group intends to continue work on the drivers for post-2015 growth by preparing to launch, notably, projects in West Africa, Russia and Canada. At the same time, the Group intends to continue the dynamic exploration effort and has budgeted $2.5 billion (approximately €1.8 billion), a 20% increase from the previous year, to fund its ambitious program.

With a new organization better adapted to face challenges in the market, the Group expects to realize soon the first benefits from an integrated Refining-Chemicals segment and a more customer-oriented Supply-Marketing segment.

The Group confirms its commitment in favor of a competitive policy for returns to shareholders, based on an average payout ratio of 50%, in keeping with its objective of sustainable growth.

Since the beginning of the first quarter 2012, the environment remained favorable in the Upstream segment and refining margins improved appreciably following the sharp fall observed at the end of 2011.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

[9]	The ex-dividend date for the remainder of the 2011 dividend would be June 18, 2012; for the ADR (NYSE : TOT) the ex-dividend date would be June 13, 2012.

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2010.

Operating information by segment

Fourth quarter and full year 2011

•	Upstream

4Q11	3Q11	4Q10	4Q11 vs 4Q10	Combined liquids and gas production by region (kboe/d)	2011	2010	2011 vs 2010

518	474	573	-10%	Europe	512	580	-12%

693	623	764	-9%	Africa	659	756	-13%

546	581	540	+1%	Middle East	570	527	+8%

67	68	68	-1%	North America	67	65	+3%

182	194	179	+2%	South America	188	179	+5%

212	232	241	-12%	Asia-Pacific	231	248	-7%

166	147	22	x8	CIS	119	23	x5

2,384	2,319	2,387	—	Total production	2,346	2,378	-1%

580	600	477	+22%	Includes equity and non-consolidated affiliates	571	444	+29%

4Q11	3Q11	4Q10	4Q11 vs 4Q10	Liquids production by region (kb/d)	2011	2010	2011 vs 2010

244	234	265	-8%	Europe	245	269	-9%

553	481	614	-10%	Africa	517	616	-16%

304	316	310	-2%	Middle East	317	308	+3%

22	28	30	-27%	North America	27	30	-10%

62	67	83	-25%	South America	71	76	-7%

25	26	22	+14%	Asia-Pacific	27	28	-4%

27	24	13	x2	CIS	22	13	+69%

1,237	1,176	1,337	-7%	Total production	1,226	1,340	-9%

295	312	318	-7%	Includes equity and non-consolidated affiliates	316	301	+5%

4Q11	3Q11	4Q10	4Q11 vs 4Q10	Gas production by region (Mcf/d)	2011	2010	2011 vs 2010

1,491	1,299	1,676	-11%	Europe	1,453	1,690	-14%

688	720	739	-7%	Africa	715	712	—

1,307	1,430	1,253	+4%	Middle East	1,370	1,185	+16%

246	228	214	+15%	North America	227	199	+14%

664	707	533	+25%	South America	648	569	+14%

1,056	1,173	1,226	-14%	Asia-Pacific	1,160	1,237	-6%

749	671	51	x15	CIS	525	56	x9

6,201	6,228	5,692	+9%	Total production	6,098	5,648	+8%

1,537	1,560	857	+79%	Includes equity and non-consolidated affiliates	1,383	781	+77%

4Q11	3Q11	4Q10	4Q11 vs 4Q10	Liquefied natural gas	2011	2010	2011 vs 2010

3.15	3.35	3.12	+1%	LNG sales* (Mt)	13.19	12.32	+7%

*	Sales, Group share, excluding trading; 2011 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2011 SEC coefficient.

•	Downstream

4Q11	3Q11	4Q10	4Q11 vs 4Q10	Refined products sales by region (kb/d)*	2011	2010	2011 vs 2010

1,685	1,888	1,968	-14%	Europe	1,848	1,929	-4%

304	307	295	+3%	Africa	304	292	+4%

94	101	95	-1%	Americas	100	115	-13%

177	174	165	+7%	Rest of world	172	159	+8%

2,260	2,470	2,523	-10%	Total consolidated sales	2,424	2,495	-3%

1,062	1,270	1,307	-19%	Trading	1,215	1,281	-5%

3,322	3,740	3,830	-13%	Total refined product sales	3,639	3,776	-4%

*	Includes trading, share of CEPSA through July 31, 2011, and, starting October 1, 2010, of TotalErg.

Investments – Divestments

4Q11	3Q11	4Q10	4Q11 vs 4Q10	in millions of euros	2011	2010	2011 vs 2010

5,225	3,349	3,454	+51%	Investments excluding acquisitions*	14,828	11,894	+25%

328	287	462	-29%	• Capitalized exploration	1,074	1,042	+3%

244	93	(315)	n/a	• Change in non-current loans**	339	81	x4

1,858	445	970	+92%	Acquisitions	8,840	3,515	x3

7,083	3,794	4,424	+60%	Investments including acquisitions*	23,668	15,409	+54%

1,211	4,955	742	+63%	Asset sales	7,705	3,452	x2

5,872	(1,161)	3,682	+59%	Net investments	15,963	11,957	+34%

*	Includes changes in non-current loans.
**	Includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	12/31/2011	9/30/2011	12/31/2010

Current borrowings	9,675	10,406	9,653

Net current financial assets	(533)	(923)	(1,046)

Non-current financial debt	22,557	22,415	20,783

Hedging instruments of non-current debt	(1,976)	(2,012)	(1,870)

Cash and cash equivalents	(14,025)	(19,942)	(14,489)

Net debt	15,698	9,944	13,031

Shareholders’ equity	68,037	65,290	60,414

Estimated dividend payable	(1,255)	(1,254)	(2,553)

Non-controlling interests	1,352	1,467	857

Equity	68,134	65,503	58,718

Net-debt-to-equity ratio	23.0%	15.2%	22.2%

Return on average capital employed

•	Full year 2011

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	10,405	1,083	775

Capital employed at 12/31/2010*	43,972	15,561	7,312

Capital employed at 12/31/2011*	58,939	13,801	7,473

ROACE	20.2%	7.4%	10.5%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended September 30, 2011

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	9,929	1,127	894

Capital employed at 9/30/2010*	41,629	15,379	7,232

Capital employed at 9/30/2011*	51,851	12,691	7,194

ROACE	21.2%	8.0%	12.4%

*	At replacement cost (excluding after-tax inventory effect).

•	Full year 2010

in millions of euros	Upstream	Downstream	Chemicals

Adjusted net operating income	8,597	1,168	857

Capital employed at 12/31/2009*	37,397	15,299	6,898

Capital employed at 12/31/2010*	43,972	15,561	7,312

ROACE	21.1%	7.6%	12.1%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Fourth quarter 2011	1.35	15.1	109.3	104.3	6.79
Third quarter 2011	1.41	13.4	113.4	106.8	6.56
Second quarter 2011	1.44	16.3	117.0	110.6	6.60
First quarter 2011	1.37	24.6	105.4	99.5	6.19
Fourth quarter 2010	1.36	32.3	86.5	83.7	5.62

*	European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	4th quarter 2011	3rd quarter 2011	4th quarter 2010

Sales	47,492	46,163	40,157
Excise taxes	(4,534)	(4,638)	(4,397)
Revenues from sales	42,958	41,525	35,760

Purchases, net of inventory variation	(29,233)	(29,018)	(23,623)
Other operating expenses	(5,276)	(5,061)	(4,749)
Exploration costs	(339)	(242)	(197)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,416)	(1,873)	(3,160)
Other income	281	1,334	582
Other expense	(838)	(212)	(513)

Financial interest on debt	(156)	(262)	(126)
Financial income from marketable securities & cash equivalents	57	114	43
Cost of net debt	(99)	(148)	(83)

Other financial income	91	108	118
Other financial expense	(102)	(115)	(114)

Equity in net income (loss) of affiliates	478	497	515

Income taxes	(3,121)	(3,448)	(2,455)

Consolidated net income	2,384	3,347	2,081

Group share	2,290	3,314	2,030
Non-controlling interests	94	33	51

Earnings per share (€)	1.02	1.47	0.91

Fully-diluted earnings per share (€)	1.01	1.47	0.90

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	4th quarter 2011	3rd quarter 2011	4th quarter 2010

Consolidated net income	2,384	3,347	2,081

Other comprehensive income
Currency translation adjustment	1,833	2,309	762
Available for sale financial assets	296	(389)	(52)
Cash flow hedge	5	(54)	9
Share of other comprehensive income of associates, net amount	219	(131)	27
Other	2	(2)	(1)

Tax effect	(108)	82	(3)

Total other comprehensive income (net amount)	2,247	1,815	742

Comprehensive income	4,631	5,162	2,823

- Group share	4,478	5,077	2,757
- Non-controlling interests	153	85	66

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(M€) (a)	Year 2011	Year 2010

Sales	184,693	159,269
Excise taxes	(18,143)	(18,793)
Revenues from sales	166,550	140,476

Purchases, net of inventory variation	(113,892)	(93,171)
Other operating expenses	(19,843)	(19,135)
Exploration costs	(1,019)	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,506)	(8,421)
Other income	1,946	1,396
Other expense	(1,247)	(900)

Financial interest on debt	(713)	(465)
Financial income from marketable securities & cash equivalents	273	131
Cost of net debt	(440)	(334)

Other financial income	609	442
Other financial expense	(429)	(407)

Equity in net income (loss) of affiliates	1,925	1,953

Income taxes	(14,073)	(10,228)

Consolidated net income	12,581	10,807

Group share	12,276	10,571
Non-controlling interests	305	236

Earnings per share (€)	5.46	4.73

Fully-diluted earnings per share (€)	5.44	4.71

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(M€)	Year 2011	Year 2010

Consolidated net income	12,581	10,807

Other comprehensive income
Currency translation adjustment	1,498	2,231
Available for sale financial assets	337	(100)
Cash flow hedge	(84)	(80)
Share of other comprehensive income of associates, net amount	(15)	302
Other	(2)	(7)

Tax effect	(55)	28

Total other comprehensive income (net amount)	1,679	2,374

Comprehensive income	14,260	13,181

- Group share	13,911	12,936
- Non-controlling interests	349	245

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	December 31, 2011	September 30, 2011 (unaudited)	December 31, 2010

ASSETS

Non-current assets
Intangible assets, net	12,413	10,280	8,917
Property, plant and equipment, net	64,457	59,729	54,964
Equity affiliates : investments and loans	12,995	11,455	11,516
Other investments	3,674	3,767	4,590
Hedging instruments of non-current financial debt	1,976	2,012	1,870
Other non-current assets	4,871	4,248	3,655

Total non-current assets	100,386	91,491	85,512

Current assets
Inventories, net	18,122	16,024	15,600
Accounts receivable, net	20,049	18,786	18,159
Other current assets	10,767	7,938	7,483
Current financial assets	700	1,172	1,205
Cash and cash equivalents	14,025	19,942	14,489

Total current assets	63,663	63,862	56,936

Assets classified as held for sale	—	1,630	1,270

Total assets	164,049	156,983	143,718

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,909	5,909	5,874
Paid-in surplus and retained earnings	66,506	65,862	60,538
Currency translation adjustment	(988)	(3,091)	(2,495)
Treasury shares	(3,390)	(3,390)	(3,503)

Total shareholders’ equity - Group Share	68,037	65,290	60,414

Non-controlling interests	1,352	1,467	857

Total shareholders’ equity	69,389	66,757	61,271

Non-current liabilities
Deferred income taxes	12,260	10,601	9,947
Employee benefits	2,232	2,180	2,171
Provisions and other non-current liabilities	10,909	8,920	9,098
Non-current financial debt	22,557	22,415	20,783

Total non-current liabilities	47,958	44,116	41,999

Current liabilities
Accounts payable	22,086	18,753	18,450
Other creditors and accrued liabilities	14,774	16,361	11,989
Current borrowings	9,675	10,406	9,653
Other current financial liabilities	167	249	159

Total current liabilities	46,702	45,769	40,251

Liabilities directly associated with the assets classified as held for sale	—	341	197

Total liabilities and shareholders’ equity	164,049	156,983	143,718

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	4th quarter 2011	3rd quarter 2011	4th quarter 2010

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,384	3,347	2,081
Depreciation, depletion and amortization	3,037	2,062	3,338
Non-current liabilities, valuation allowances and deferred taxes	505	312	199
Impact of coverage of pension benefit plans	—	—	(60)
(Gains) losses on sales of assets	(73)	(1,282)	(429)
Undistributed affiliates’ equity earnings	50	(34)	(133)
(Increase) decrease in working capital	(3,129)	1,501	(1,658)
Other changes, net	20	58	49

Cash flow from operating activities	2,794	5,964	3,387

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(5,559)	(3,802)	(4,477)
Acquisitions of subsidiaries, net of cash acquired	(45)	170	(6)
Investments in equity affiliates and other securities	(1,235)	(69)	(256)
Increase in non-current loans	(528)	(220)	(287)

Total expenditures	(7,367)	(3,921)	(5,026)
Proceeds from disposal of intangible assets and property, plant and equipment	600	213	538
Proceeds from disposal of subsidiaries, net of cash sold	5	399	—
Proceeds from disposal of non-current investments	606	4,343	204
Repayment of non-current loans	284	127	602

Total divestments	1,495	5,082	1,344

Cash flow used in investing activities	(5,872)	1,161	(3,682)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	—	77	27
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,285)	(1,283)	(2,550)
- Non-controlling interests	(75)	(35)	(62)
Other transactions with non-controlling interests	(632)	—	21
Net issuance (repayment) of non-current debt	129	1,034	57
Increase (decrease) in current borrowings	(1,617)	(2,541)	(1,490)
Increase (decrease) in current financial assets and liabilities	531	1,999	474
Cash flow used in financing activities	(2,949)	(749)	(3,523)

Net increase (decrease) in cash and cash equivalents	(6,027)	6,376	(3,818)
Effect of exchange rates	110	179	60
Cash and cash equivalents at the beginning of the period	19,942	13,387	18,247

Cash and cash equivalents at the end of the period	14,025	19,942	14,489

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(M€)	Year 2011	Year 2010

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	12,581	10,807
Depreciation, depletion and amortization	8,628	9,117
Non-current liabilities, valuation allowances and deferred taxes	1,665	527
Impact of coverage of pension benefit plans	—	(60)
(Gains) losses on sales of assets	(1,590)	(1,046)
Undistributed affiliates’ equity earnings	(107)	(470)
(Increase) decrease in working capital	(1,739)	(496)
Other changes, net	98	114

Cash flow from operating activities	19,536	18,493

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(17,950)	(13,812)
Acquisitions of subsidiaries, net of cash acquired	(854)	(862)
Investments in equity affiliates and other securities	(4,525)	(654)
Increase in non-current loans	(1,212)	(945)

Total expenditures	(24,541)	(16,273)
Proceeds from disposal of intangible assets and property, plant and equipment	1,439	1,534
Proceeds from disposal of subsidiaries, net of cash sold	575	310
Proceeds from disposal of non-current investments	5,691	1,608
Repayment of non-current loans	873	864

Total divestments	8,578	4,316

Cash flow used in investing activities	(15,963)	(11,957)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	481	41
- Treasury shares	—	49
Dividends paid:
- Parent company shareholders	(5,140)	(5,098)
- Non controlling interests	(172)	(152)
Other transactions with non-controlling interests	(573)	(429)
Net issuance (repayment) of non-current debt	4,069	3,789
Increase (decrease) in current borrowings	(3,870)	(731)
Increase (decrease) in current financial assets and liabilities	896	(817)
Cash flow used in financing activities	(4,309)	(3,348)

Net increase (decrease) in cash and cash equivalents	(736)	3,188
Effect of exchange rates	272	(361)
Cash and cash equivalents at the beginning of the period	14,489	11,662

Cash and cash equivalents at the end of the period	14,025	14,489

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Non- controlling interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2010	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

Net income 2010	—	—	10,571	—	—	—	10,571	236	10,807
Other comprehensive income	—	—	(216)	2,581	—	—	2,365	9	2,374
Comprehensive income	—	—	10,355	2,581	—	—	12,936	245	13,181
Dividend	—	—	(5,098)	—	—	—	(5,098)	(152)	(5,250)
Issuance of common shares	1,218,047	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(70)	—	2,919,511	119	49	—	49
Share-based payments	—	—	140	—	—	—	140	—	140
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(199)	(7)	—	—	(206)	(223)	(429)
Other items	—	—	—	—	—	—	—	—	—
As of December 31, 2010	2,349,640,931	5,874	60,538	(2,495)	(112,487,679)	(3,503)	60,414	857	61,271

Net income 2011	—	—	12,276	—	—	—	12,276	305	12,581
Other comprehensive income	—	—	231	1,404	—	—	1,635	44	1,679
Comprehensive income	—	—	12,507	1,404	—	—	13,911	349	14,260
Dividend	—	—	(6,457)	—	—	—	(6,457)	(172)	(6,629)
Issuance of common shares	14,126,382	35	446	—	—	—	481	—	481
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(113)	—	2,933,506	113	—	—	—
Share-based payments	—	—	161	—	—	—	161	—	161
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(553)	103	—	—	(450)	(123)	(573)
Other items	—	—	(23)	—	—	—	(23)	441	418
As of December 31, 2011	2,363,767,313	5,909	66,506	(988)	(109,554,173)	(3,390)	68,037	1,352	69,389

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,716	36,367	4,412	(3)	—	47,492
Intersegment sales	7,450	1,284	349	56	(9,139)	—
Excise taxes	—	(4,534)	—	—	—	(4,534)

Revenues from sales	14,166	33,117	4,761	53	(9,139)	42,958
Operating expenses	(6,626)	(32,344)	(4,800)	(217)	9,139	(34,848)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,455)	(825)	(127)	(9)	—	(2,416)

Operating income	6,085	(52)	(166)	(173)	—	5,694
Equity in net income (loss) of affiliates and other items	(142)	(42)	52	42	—	(90)
Tax on net operating income	(3,303)	120	61	(26)	—	(3,148)

Net operating income	2,640	26	(53)	(157)	—	2,456
Net cost of net debt						(72)
Non-controlling interests						(94)

Net income						2,290

4th quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	30	—	—	—		30
Intersegment sales
Excise taxes

Revenues from sales	30	—	—	—		30
Operating expenses	—	238	(129)	—		109
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(532)	(3)	—		(535)

Operating income (b)	30	(294)	(132)	—		(396)
Equity in net income (loss) of affiliates and other items	(460)	(95)	(22)	21		(556)
Tax on net operating income	294	193	50	(7)		530

Net operating income (b)	(136)	(196)	(104)	14		(422)
Net cost of net debt						—
Non-controlling interests						(13)

Net income						(435)

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	170	(112)	—
On net operating income	—	140	(78)	—

4th quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	6,686	36,367	4,412	(3)	—	47,462
Intersegment sales	7,450	1,284	349	56	(9,139)	—
Excise taxes	—	(4,534)	—	—	—	(4,534)

Revenues from sales	14,136	33,117	4,761	53	(9,139)	42,928
Operating expenses	(6,626)	(32,582)	(4,671)	(217)	9,139	(34,957)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,455)	(293)	(124)	(9)	—	(1,881)

Adjusted operating income	6,055	242	(34)	(173)	—	6,090
Equity in net income (loss) of affiliates and other items	318	53	74	21	—	466
Tax on net operating income	(3,597)	(73)	11	(19)	—	(3,678)

Adjusted net operating income	2,776	222	51	(171)	—	2,878
Net cost of net debt						(72)
Non-controlling interests						(81)

Adjusted net income						2,725

Adjusted fully-diluted earnings per share (€)						1.20

(a) Except for per share amounts.

4th quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	6,300	704	299	64		7,367
Total divestments	447	493	44	511		1,495
Cash flow from operating activities	3,648	(775)	159	(238)		2,794

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,272	36,220	4,669	2	—	46,163
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,843	33,164	4,912	47	(8,441)	41,525
Operating expenses	(5,443)	(32,559)	(4,624)	(136)	8,441	(34,321)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,281)	(464)	(119)	(9)	—	(1,873)

Operating income	5,119	141	169	(98)	—	5,331
Equity in net income (loss) of affiliates and other items	922	347	319	24	—	1,612
Tax on net operating income	(3,401)	(58)	(45)	41	—	(3,463)

Net operating income	2,640	430	443	(33)	—	3,480
Net cost of net debt						(133)
Non-controlling interests						(33)

Net income						3,314

3rd quarter 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	(14)	—	—	—		(14)
Intersegment sales
Excise taxes

Revenues from sales	(14)	—	—	—		(14)
Operating expenses	—	(173)	(19)	—		(192)
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(168)	(3)	—		(246)

Operating income (b)	(89)	(341)	(22)	—		(452)
Equity in net income (loss) of affiliates and other items	530	339	243	15		1,127
Tax on net operating income	(124)	44	(17)	(71)		(168)

Net operating income (b)	317	42	204	(56)		507
Net cost of net debt						—
Non-controlling interests						6

Net income						513

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(100)	(12)	—
On net operating income	—	(83)	(7)	—

3rd quarter 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,286	36,220	4,669	2	—	46,177
Intersegment sales	6,571	1,582	243	45	(8,441)	—
Excise taxes	—	(4,638)	—	—	—	(4,638)

Revenues from sales	11,857	33,164	4,912	47	(8,441)	41,539
Operating expenses	(5,443)	(32,386)	(4,605)	(136)	8,441	(34,129)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,206)	(296)	(116)	(9)	—	(1,627)

Adjusted operating income	5,208	482	191	(98)	—	5,783
Equity in net income (loss) of affiliates and other items	392	8	76	9	—	485
Tax on net operating income	(3,277)	(102)	(28)	112	—	(3,295)

Adjusted net operating income	2,323	388	239	23	—	2,973
Net cost of net debt						(133)
Non-controlling interests						(39)

Adjusted net income						2,801

Adjusted fully-diluted earnings per share (€)						1.24

(a) Except for per share amounts.

3rd quarter 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,289	440	168	24	—	3,921
Total divestments	953	2,691	1,094	344	—	5,082
Cash flow from operating activities	3,158	1,775	359	672	—	5,964

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,002	30,940	4,218	(3)	—	40,157
Intersegment sales	5,861	1,069	231	55	(7,216)	—
Excise taxes	—	(4,397)	—	—	—	(4,397)

Revenues from sales	10,863	27,612	4,449	52	(7,216)	35,760
Operating expenses	(4,891)	(26,577)	(4,113)	(204)	7,216	(28,569)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,465)	(1,544)	(140)	(11)	—	(3,160)

Operating income	4,507	(509)	196	(163)	—	4,031
Equity in net income (loss) of affiliates and other items	640	(115)	49	14	—	588
Tax on net operating income	(2,750)	240	(47)	77	—	(2,480)

Net operating income	2,397	(384)	198	(72)	—	2,139
Net cost of net debt						(58)
Non-controlling interests						(51)

Net income						2,030

4th quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	409	76	—		485
Depreciation, depletion and amortization of tangible assets and mineral interests	(188)	(1,192)	(13)	—		(1,393)

Operating income (b)	(188)	(783)	63	—		(908)
Equity in net income (loss) of affiliates and other items	244	(192)	(32)	4		24
Tax on net operating income	41	325	(3)	(1)		362

Net operating income (b)	97	(650)	28	3		(522)
Net cost of net debt						—
Non-controlling interests						(4)

Net income						(526)

(a) Adjustments include special items and inventory valuation effect. (b) Of which inventory valuation effect
On operating income	—	299	98	—
On net operating income	—	197	93	—

4th quarter 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	5,002	30,940	4,218	(3)	—	40,157
Intersegment sales	5,861	1,069	231	55	(7,216)	—
Excise taxes	—	(4,397)	—	—	—	(4,397)

Revenues from sales	10,863	27,612	4,449	52	(7,216)	35,760
Operating expenses	(4,891)	(26,986)	(4,189)	(204)	7,216	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,277)	(352)	(127)	(11)	—	(1,767)

Adjusted operating income	4,695	274	133	(163)	—	4,939
Equity in net income (loss) of affiliates and other items	396	77	81	10	—	564
Tax on net operating income	(2,791)	(85)	(44)	78	—	(2,842)

Adjusted net operating income	2,300	266	170	(75)	—	2,661
Net cost of net debt						(58)
Non-controlling interests						(47)

Adjusted net income						2,556

Adjusted fully-diluted earnings per share (€)						1.14

(a) Except for per share amounts.

4th quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,942	757	292	35		5,026
Total divestments	771	433	23	117		1,344
Cash flow from operating activities	3,908	(955)	332	102		3,387

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	23,298	141,907	19,477	11	—	184,693
Intersegment sales	27,301	5,983	1,234	185	(34,703)	—
Excise taxes	—	(18,143)	—	—	—	(18,143)

Revenues from sales	50,599	129,747	20,711	196	(34,703)	166,550
Operating expenses	(23,079)	(126,145)	(19,566)	(667)	34,703	(134,754)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,076)	(1,908)	(487)	(35)	—	(7,506)

Operating income	22,444	1,694	658	(506)	—	24,290
Equity in net income (loss) of affiliates and other items	1,596	401	471	336	—	2,804
Tax on net operating income	(13,506)	(409)	(225)	(38)	—	(14,178)

Net operating income	10,534	1,686	904	(208)	—	12,916
Net cost of net debt						(335)
Non-controlling interests						(305)

Net income						12,276

Year 2011 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	45	—	—	—		45
Intersegment sales
Excise taxes

Revenues from sales	45	—	—	—		45
Operating expenses	—	1,156	(33)	—		1,123
Depreciation, depletion and amortization of tangible assets and mineral interests	(75)	(700)	(6)	—		(781)

Operating income (b)	(30)	456	(39)	—		387
Equity in net income (loss) of affiliates and other items	191	256	209	90		746
Tax on net operating income	(32)	(109)	(41)	(80)		(262)

Net operating income (b)	129	603	129	10		871
Net cost of net debt						—
Non-controlling interests						(19)

Net income						852

(a) Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	1,224	(9)	—
On net operating income	—	859	10	—

Year 2011 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	23,253	141,907	19,477	11	—	184,648
Intersegment sales	27,301	5,983	1,234	185	(34,703)	—
Excise taxes	—	(18,143)	—	—	—	(18,143)

Revenues from sales	50,554	129,747	20,711	196	(34,703)	166,505
Operating expenses	(23,079)	(127,301)	(19,533)	(667)	34,703	(135,877)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,001)	(1,208)	(481)	(35)	—	(6,725)

Adjusted operating income	22,474	1,238	697	(506)	—	23,903
Equity in net income (loss) of affiliates and other items	1,405	145	262	246	—	2,058
Tax on net operating income	(13,474)	(300)	(184)	42	—	(13,916)

Adjusted net operating income	10,405	1,083	775	(218)	—	12,045
Net cost of net debt						(335)
Non-controlling interests						(286)

Adjusted net income						11,424

Adjusted fully-diluted earnings per share (€)						5.06

(a) Except for per share amounts.

Year 2011 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	21,689	1,870	847	135		24,541
Total divestments	2,656	3,235	1,164	1,523		8,578
Cash flow from operating activities	17,054	2,165	512	(195)		19,536

BUSINESS SEGMENT INFORMATION

TOTAL

Year 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(105,660)	(16,974)	(665)	28,400	(113,170)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,346)	(2,503)	(533)	(39)	—	(8,421)

Operating income	17,450	982	964	(511)	—	18,885
Equity in net income (loss) of affiliates and other items	1,533	141	215	595	—	2,484
Tax on net operating income	(10,131)	(201)	(267)	263	—	(10,336)

Net operating income	8,852	922	912	347	—	11,033
Net cost of net debt						(226)
Non-controlling interests						(236)

Net income						10,571

Year 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	—	923	92	—		1,015
Depreciation, depletion and amortization of tangible assets and mineral interests	(203)	(1,192)	(21)	—		(1,416)

Operating income (b)	(203)	(269)	71	—		(401)
Equity in net income (loss) of affiliates and other items (c)	183	(126)	(16)	227		268
Tax on net operating income	275	149	—	(6)		418

Net operating income (b)	255	(246)	55	221		285
Net cost of net debt						—
Non-controlling interests						(2)

Net income						283

(a) Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi. (b) Of which inventory valuation effect
On operating income	—	863	130	—
On net operating income	—	640	113	—
(c) Of which equity share of adjustments related to Sanofi	—	—	—	(81)

Year 2010 (adjusted) (M€) (a)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	18,527	123,245	17,490	7	—	159,269
Intersegment sales	22,540	4,693	981	186	(28,400)	—
Excise taxes	—	(18,793)	—	—	—	(18,793)

Revenues from sales	41,067	109,145	18,471	193	(28,400)	140,476
Operating expenses	(18,271)	(106,583)	(17,066)	(665)	28,400	(114,185)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,143)	(1,311)	(512)	(39)	—	(7,005)

Adjusted operating income	17,653	1,251	893	(511)	—	19,286
Equity in net income (loss) of affiliates and other items	1,350	267	231	368	—	2,216
Tax on net operating income	(10,406)	(350)	(267)	269	—	(10,754)

Adjusted net operating income	8,597	1,168	857	126	—	10,748
Net cost of net debt						(226)
Non-controlling interests						(234)

Adjusted net income						10,288

Adjusted fully-diluted earnings per share (€)						4.58

(a) Except for per share amounts.
Year 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	13,208	2,343	641	81		16,273
Total divestments	2,067	499	347	1,403		4,316
Cash flow from operating activities	15,573	1,441	934	545		18,493

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

4th quarter 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	47,462	30	47,492
Excise taxes	(4,534)	—	(4,534)
Revenues from sales	42,928	30	42,958

Purchases net of inventory variation	(29,291)	58	(29,233)
Other operating expenses	(5,327)	51	(5,276)
Exploration costs	(339)	—	(339)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,881)	(535)	(2,416)
Other income	252	29	281
Other expense	(312)	(526)	(838)

Financial interest on debt	(156)	—	(156)
Financial income from marketable securities & cash equivalents	57	—	57
Cost of net debt	(99)	—	(99)

Other financial income	91	—	91
Other financial expense	(102)	—	(102)

Equity in net income (loss) of affiliates	537	(59)	478

Income taxes	(3,651)	530	(3,121)

Consolidated net income	2,806	(422)	2,384
Group share	2,725	(435)	2,290
Non-controlling interests	81	13	94

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

4th quarter 2010 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	40,157	—	40,157
Excise taxes	(4,397)	—	(4,397)
Revenues from sales	35,760	—	35,760

Purchases net of inventory variation	(24,142)	519	(23,623)
Other operating expenses	(4,715)	(34)	(4,749)
Exploration costs	(197)	—	(197)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,767)	(1,393)	(3,160)
Other income	221	361	582
Other expense	(138)	(375)	(513)

Financial interest on debt	(126)	—	(126)
Financial income from marketable securities & cash equivalents	43	—	43
Cost of net debt	(83)	—	(83)

Other financial income	118	—	118
Other financial expense	(114)	—	(114)

Equity in net income (loss) of affiliates	477	38	515

Income taxes	(2,817)	362	(2,455)

Consolidated net income	2,603	(522)	2,081
Group share	2,556	(526)	2,030
Non-controlling interests	47	4	51

(a)	Adjustments include special items and inventory valuation effect.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

Year 2011 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	184,648	45	184,693
Excise taxes	(18,143)	—	(18,143)
Revenues from sales	166,505	45	166,550

Purchases net of inventory variation	(115,107)	1,215	(113,892)
Other operating expenses	(19,751)	(92)	(19,843)
Exploration costs	(1,019)	—	(1,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,725)	(781)	(7,506)
Other income	430	1,516	1,946
Other expense	(536)	(711)	(1,247)

Financial interest on debt	(713)	—	(713)
Financial income from marketable securities & cash equivalents	273	—	273
Cost of net debt	(440)	—	(440)

Other financial income	609	—	609
Other financial expense	(429)	—	(429)

Equity in net income (loss) of affiliates	1,984	(59)	1,925

Income taxes	(13,811)	(262)	(14,073)

Consolidated net income	11,710	871	12,581
Group share	11,424	852	12,276
Non-controlling interests	286	19	305

(a)	Adjustments include special items, inventory valuation effect and, as from January 1st, 2011, the effect of changes in fair value.

Year 2010 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	159,269	—	159,269
Excise taxes	(18,793)	—	(18,793)
Revenues from sales	140,476	—	140,476

Purchases net of inventory variation	(94,286)	1,115	(93,171)
Other operating expenses	(19,035)	(100)	(19,135)
Exploration costs	(864)	—	(864)
Depreciation, depletion and amortization of tangible assets and mineral interests	(7,005)	(1,416)	(8,421)
Other income	524	872	1,396
Other expense	(346)	(554)	(900)

Financial interest on debt	(465)	—	(465)
Financial income from marketable securities & cash equivalents	131	—	131
Cost of net debt	(334)	—	(334)

Other financial income	442	—	442
Other financial expense	(407)	—	(407)

Equity in net income (loss) of affiliates	2,003	(50)	1,953

Income taxes	(10,646)	418	(10,228)

Consolidated net income	10,522	285	10,807
Group share	10,288	283	10,571
Non-controlling interests	234	2	236

(a)	Adjustments include special items, inventory valuation effect and, until June 30, 2010, equity share of adjustments related to Sanofi.